FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2005.

Total number of pages: 45

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005 (Unaudited)
(FROM APRIL 1, 2005 TO SEPTEMBER 30, 2005) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2005 (Unaudited)

(FROM APRIL 1, 2005 TO SEPTEMBER 30, 2005)

CONSOLIDATED

Released on October 28, 2005

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 28, 2005

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2005 to September 30, 2005)

(1) Consolidated Financial Results

	Japanese yen (millions except per share amounts)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Net sales	¥256,174	¥236,405	¥485,861
Percent change from the previous period	8.4%	98.6%	75.1%
Operating income	25,078	24,096	53,665
Percent change from the previous period	4.1%	112.8%	143.8%
Income before provision for income taxes	30,187	27,432	57,290
Percent change from the previous period	10.0%	186.7%	191.7%
Net income	20,401	16,049	33,455
Percent change from the previous period	27.1%	91.0%	107.9%
Net income per share- basic	¥285.66	¥233.78	¥479.74
Net income per share- diluted	¥274.39	¥222.39	¥456.58

Notes:

1. Equity in net income of affiliated companies:

¥ (27) million for the six month ended September 30, 2005

¥ (12) million for the six month ended September 30, 2004

¥ (34) million for the year ended March 31, 2005

2. Average number of shares issued and outstanding (consolidated):

71,417,315 shares for the six months ended September 30, 2005

68,650,604 shares for the six months ended September 30, 2004

69,734,952 shares for the year ended March 31, 2005

3. Change in accounting method: Not applicable

4. Percentage changes of net sales, operating income, income before provision for income taxes and net income are indicated in comparison with the same previous period.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	September 30,		March 31,
	2005	2004	2005
Total assets	¥525,250	¥486,010	¥484,173
Shareholders’ equity	231,309	186,806	207,040
Shareholders’ equity to total assets	44.0%	38.4%	42.8%
Shareholders’ equity per share	¥3,233.97	¥2,644.71	¥2,906.37

Note:

Number of shares issued and outstanding (consolidated):

71,524,908 shares at September 30, 2005

70,633,884 shares at September 30, 2004

71,236,861 shares at March 31, 2005

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions except per share amounts)
	September 30		March 31
	2005	2004	2005
Net cash provided by operating activities	¥23,638	¥16,786	¥44,333
Net cash used in investing activities	(19,687)	(21,507)	(45,888)
Net cash used in or provided by financing activities	5,573	216	(2,494)
Cash and cash equivalents at the end of the period	¥81,723	¥70,360	¥70,111

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 90

Number of non-consolidated subsidiaries accounted for by the equity method: 0

Number of affiliates accounted for by the equity method: 4

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 3

Number of companies excluded from consolidation: 2

Number of companies newly accounted for by the equity method: 0

Number of companies excluded from accounting by the equity method: 0

2. Forecast of Consolidated Financial Performance (For the year ending March 31, 2006)

Japanese yen (Millions except per share amounts)
Net sales	¥520,000
Operating income	55,000
Income before income taxes and minority interests	60,000
Net income	40,000
Net income per share *	¥279.83

* Nidec plans to implement a two-for-one split on its ordinary share effective November 18, 2005, for the shareholders of record as of September 30, 2005. The forecasted per-share value of annual net income reflects the stock split retroactive to April 1, 2005.

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 90 consolidated subsidiaries and 4 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Production or Sales	Principal Companies
Small precision DC motors	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec Hi-tech Motor (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dong Guan) Limited. Nidec Sankyo Corporation.*(1) and Nidec Subic Philippines Corporation.

Small precision fans	Production	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited and Nidec Tosok (Vietnam) Corporation.
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and material	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation and Nidec Sankyo Corporation.*(1)

Small precision motors	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation and Nidec Sankyo Corporation*(1)
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Nidec Sankyo Corporation*(1) and Nidec Taiwan Corporation.

For office automation equipment and home electric appliances OA	Production	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
For automobiles	Production	Nidec Corporation and Nidec Shibaura (Zhejiang) Corporation.
Mid-size motors	Sales (Japan)	Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)	Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
Power transmission drives	Production	Nidec-Shimpo Corporation
Factory automation related equipment FA	Production

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation and Nidec Sankyo Corporation*(1)

Machinery	Sales (Japan)

Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Nidec Sankyo Corporation*(1)

	Sales (Overseas)	Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation and Nidec-Kyori Corporation
Electronic components	Production	Nidec Copal Electronics Corporation and Nidec Pigeon Corporation*(2)
Optical components	Production	Nidec Copal Corporation, Nidec Copal (Thailand) Co., Ltd., Nidec Copal Philippines Corporation, Nidec Nissin Corporation*(3) and Nidec Sankyo Corporation*(1)
Electronic and Optical components	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Pigeon Corporation*(2), Nidec Nissin Corporation*(3) and Nidec Sankyo Corporation*(1)
	Sales (Overseas)	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Pigeon Corporation*(2), Nidec Nissin Corporation*(3) and Nidec Sankyo Corporation*(1)
Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd.
Musical Movements	Production and Sales	Nidec Sankyo Shoji Corporation*(4)
Automobile parts	Production	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation.
	Sales	Nidec Tosok Corporation.
Parts	International Purchase	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others.
Service	Service etc	Nidec Total Service Corporation and Nidec Logistics Corporation.

Notes: *(1) Sankyo Seiki Mfg. Co., Ltd. changed its name to Nidec Sankyo Corporation as of October 1, 2005.

*(2) Tokyo Pigeon Co., Ltd. changed its name to Nidec Pigeon Corporation as of October 1, 2005.

*(3) Nissin Kohki Co., Ltd. changed its name to Nidec Nissin Corporation as of October 1, 2005.

*(4) Sankyo Shoji Co., Ltd. changed its name to Nidec Sankyo Shoji Corporation as of October 1, 2005.

Nidec prepared consolidated financial reporting conforming to U.S. GAAP. Scope of consolidation is also based on U.S. GAAP. Business segments comprises a total of 15 segments conforming to Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segments are the classifications, which the chief operating decision-maker utilizes for business decision-making and performance evaluation. Reportable segments consist of one or more operating segments aggregated on the basis of economic similarity and materiality.

The business segments are as follows.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive motors, DC motors and fans.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drive motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produce and sell hard disk drive motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells micro motors and electronic and optical components.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsudiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NNSN segment comprises Nidec Nissin Corporation, Ltd., a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

2. MANAGEMENT POLICIES

1) Fundamental policies

Nidec and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Dividend policies

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels. Currently we plan to allot approximately 10% of our consolidated net income for the dividend payment.

Reserves are continually used to strengthen management structure and for business expansion to enhance profitability.

<Notification of an increase in dividends>

We decided to increase the payment of interim dividend per share by ¥5.0 from the amount of ¥20.0 for the same period of the previous year to ¥25.0 for the six-month period ended September 30, 2005. (The propose amount of the interim dividend announced on April 25, 2005 was ¥22.5 per share.)

As we revised our consolidated financial forecast for the year ending March 31, 2006, we also revised our forecast for the year end dividend of ¥30.0 which was increased by ¥7.5 from the previously announced. As the result, the dividend payment per share for the year ending March 31, 2006 will be total ¥55.0, increased by ¥10.0 compared to the previous year. As stated below, we decided o implement a two for one stock split. From the fiscal year ending March 31, 2006 onwards, dividends per share, in principle, will correspond to half the ordinary dividend per share before the Stock Split.

3) Perspectives on lowering the minimum volume of share trading

With a view to improve stock liquidity and to expand the scope of individual shareholders, Nidec has set the minimum trading unit at 100 shares and actively exercised share split to date, as exemplified by the one-to-two share split it implemented in May 2000. In consideration of recent movements of our stock price and also frequent requests from the investors on the stock split, we had decided to implement a two for one stock split on which we announced on July 28, 2005. The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for September 30, 2005 will be split two for one and the effective date of new shares will be November 18, 2005.

4) Target

Nidec’s primary target is to reach group sales of ¥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec.

Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

5) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (“FDB”) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for electronic and optical parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

D. Nidec assesses possible country risk attributable to overconcentration of production capabilities in particular regions or countries and diversifies investment in multiple countries to ensure an appropriate balance in its international production activities.

Nidec’s present focus in this context is on securing a Group’s future overseas manufacturing base in Vietnam as a means to lessen the Company’s increased dependence on China.

6) Challenges and issues

A. Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic and optical parts is fast expanding in China, so is production of automobile parts in Vietnam. Nidec moves ahead to ensure that investments serve to shore up consolidated profitability.

B. Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations in May 2003, is the center of Nidec’s comprehensive R&D activities converging the Company’s technical expertise. Meanwhile, measures to refine R&D frameworks of respective group companies are constantly underway, as exemplified by the amalgamation of R&D activities for HDD motors of Nidec Sankyo Corporation to Nidec’s Nagano Technical Center is under the group-wide R&D enhancement approaches. We opened Motor Engineering Research Laboratory within our Tokyo Office in April 2005. Motor Engineering Research Laboratory develops basic research for various types of motors and aims to establish the foundation of motor technology going forward for our motor-related business.

C. Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In May 2003, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. In April 2004, the new establishment of Internal Audit & Management Advisory Department with a unique functionality is also a part of such approaches. Such special function is to reorganize internal control systems in its group companies and integrate those systems to a basis on which they can audit and guide those group companies in a same manner that for Nidec in line with relevant rules and regulations.

D. Since April 2003, Nidec implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In March last year, Nidec also made a major management reshuffle in Nidec Sankyo Corporation to shift their focus from reviving to active growth. From this fiscal year, we sent personnel to our subsidiaries such as Nidec Power Motor and Nidec Shibaura as the subsidiary’s president to move ahead on the improvement of management.

7) Basic Concept of Corporate Governance and Implementation Status of Measures

(Basic Concept of Corporate Governance)

Nidec Corporation and its consolidated subsidiaries (“Nidec”) has made maximum effort to strengthen management and management systems, aiming at the maximization of corporate value with the motto of “high growth, high profit and high share prices”. We believe that the maximization of corporate value from a long-term point of view will contribute to the maximization of profit not only for our shareholders but also of other stakeholders, including our customers, suppliers and employees. Accordingly, Nidec has coped with the strengthening of corporate governance, which governs its corporate activities toward maximization of corporate value and we have adopted a system of board of directors and auditors, corresponding to our history of incorporation and characteristics. In this connection, while we have adopted a business function system to clarify the locus of responsibilities, the board of directors and auditors assume a monitoring function and we have established the Management Council and the Managing Directors’ Meeting for business operation. Nidec has set out the term of each director as one year to clarify management responsibility in each fiscal year and established a compensation system of officers linked to performance. We abolished bonuses for retiring officers as of December 31, 2004 to transform the compensation system to that with a stronger link to corporate business results.

Nidec Corporation, as a NYSE-listed company, has established an internal control system, as required by the Sarbanes-Oxley Act and newly established the Internal Audit & Management Advisory Department, a department devoted exclusively to maintaining the effectiveness of and improvement in the internal control system in an effort at enhancement in the soundness and transparency of management.

(Implementation Status of Measures for Corporate Governance)

(a) Status of Management Control Organization related to Corporate Management Decision Making, Execution and Audit and other Corporate Governance System

(1) Details of Corporate Organizations

Nidec has adopted the corporate auditor system and does not have any intention of being transformed into a company establishing committees. Currently, three of the four auditors are outside auditors and we have appointed persons who are experts and can monitor and audit management with their expertise and experience. While outside directors have not been appointed, we employ many competent persons widely from the outside and appoint directors from among them who are experienced and of an executive ability. By information disclosure through active IR activities, we have attempted to make management transparent as well as reflect the perspectives of shareholders in corporate management through feedback of requests from shareholders to management.

For our principal organizations, in addition to the general meeting of shareholders, representative director, board of directors, corporate auditors as provided for in the Commercial Code, a the Management Council and the Managing Directors’ Meeting have been established. The Management Council holds meetings on a monthly basis, in which discussions on business operation policy on the basis of results in the previous month are made by the representative director and other executives. The Managing Directors’ Meeting convenes on a weekly basis, in which discussions are made on important issues of management by the Executive Vice President and officers above the rank of Managing Director.

(2) Status of Improvement of Internal Controls

Nidec, as a NYSE-listed company, has organized an internal control system in its financial reporting, as required by the US Sarbanes-Oxley Act, Article 404 and has made efforts at improvement of the system to increase the credibility of financial statements and soundness and transparency of management.

In September 2004, Nidec established the basic policy of internal control of Nidec Corporation and our affiliates as the “Nidec Policy Manual” and as an implementation organization, established the Internal Audit & Management Advisory Department which is a department dedicated exclusively to internal control in April 2004. The Internal Audit & Management Advisory Department has the role of conducting business and accounting audits of all the consolidated companies independently of the audit by corporate auditors and instructing the examination and improvement of the internal control system.

As we recognize it is very important to have the involvement of outside experts, including consultants, we also request them to actively provide opinions.

(3) Status of Improvement of Risk Management System

Nidec has provided “Regulations for Risk Management” in order to establish a risk management system and has organized a Risk Management Committee and Risk Management Office. The Risk Management Committee was established under Board of Directors, which develops annual policy and based on this, each business function manager and department head prepare and implements the annual plan to make regulations for risk management thoroughly understood, response and reporting made thoroughly. While the Risk Management Office works as a supportive organization, compiling and reporting proceedings, the Internal Audit & Management Advisory Department conducts audits of the overall organization of the risk management system.

Apart from the “Regulations for Risk Management” provided in relation to day-to-day risk management, “Regulations for Crisis Management” has also been enacted in preparation for situations where risk emerges and an actual response to a crisis becomes necessary.

(4) Internal Audit and Audit by Corporate Auditors and Status of Accounting Audit

As for accounting audit, Nidec Corporation has entered into an audit engagement with ChuoAoyama Audit Corporation and Nidec Corporation is subject to accounting audit under Commercial Law and Securities and Exchange Law. Accounting auditors conduct accounting audits on financial statements from the standpoint of the independent third party and report the result including the comment and the points to be improved to Nidec.

Regime of accounting audit for the year ended March 31, 2006 is as follows;

Accountant’s name and years of involvement (The parenthetic figures show the years of involvement as of September 30, 2005)
Designated Partner and Engagement Partner	Yukihiro Matsunaga (6 years) Kazumi Fukai (2 years) Hirokaze Hanai (2 years) Akihiro Kajita (1 year)

Assistant members of audit engagement team
Accountant	4 persons
Junior Accountant	5 persons
Others	8 persons

Corporate auditors conduct business operating audits on a regular basis and share the report to improve the efficiency of the audit through auditor meeting. Also the details of audits are reported to the Board of Directors every month, in which the points to be improved are indicated and they are checked again in the following audit. In addition, the Internal Audit & Management Advisory Department checks the mechanism and operation of internal controls in detail and gives instruction to prevent future problems from occurrence.

(5) Status of Improvement of Compliance System

In our compliance system, relevant committees, functioning under the oversight of the Board of Directors, formulate annual guidelines, along which respective functional managers and department heads map out and implement yearly execution plans to ensure conformance of Nidec’s code of ethics, response and reporting. While the Compliance Office supports and compiles and reports proceedings, the Internal Audit & Management Advisory Department inspects improvement of the overall system.

In order for thorough compliance, an internal whistle-blowing system has been established, which protects whistle blowers.

As a code of ethics, the following seven items are provided.

a) Prohibition of acts of conflicts of interest and competitive work

b) Disclosure of correct information

c) Confidentiality

d) Prohibition of unfair transactions

e) Protection and proper use of company assets

f) Compliance with laws and regulations

g) Obligation to report irregularities

(b) Outline of Personal Relationships, Capital Relationships or Transactional Relationships and other Interests between Nidec, Outside Directors and Outside Auditors

Nidec has not appointed outside directors. There is no personal, capital or transactional relationships and other interests between Nidec and outside auditors.

(c) Status of Implementation of Measures for Enhancement of Corporate Governance of Nidec for the last one year

December 2004	Abolition of Bonuses for Retiring Officers
June 2005	Establishment of whistle-blowing system for group companies

3. Operating and Financial Review and Prospects

(1) Operating Results

1. Overview of the Current Period

During the six months ended September 30, 2005, the US economy continued to grow at larger than its potential growth rate, supported by good sales of such IT-related goods as notebook PCs, mobile terminals and MP3 players. The Japanese economy entered a stage of autonomous recovery, led by expansion in capital investment and personal consumption, against the backdrop of favorable conditions of the US IT industry and continuation of a strong Chinese economy. Robust fields are limited, however, and successful companies that enjoy the benefits are also limited. On the other hand, technical innovation and changes in needs have been accelerated and it is becoming increasingly by more severe to respond to inventory adjustments and production adjustments, which is caused by an inability to catch up. As stated above, while the business environment cannot be said to be favorable, but rather it is becoming tougher, our group as a whole achieved growth of consolidated results in expanding IT digital markets on a global scale, although there were variations in results depending on the business field.

For consolidated results in the first half, a decrease in the first quarter due to special risk factors was covered by the most recent results in the second quarter, which achieved results better than forecast at the beginning of the fiscal year ending March 31, 2006. As a result, for interim results, both net sales and income broke the previous record. This was driven by small precision motors for HDD (hard disk drives) and quick recovery in machinery and the electronic and optical components business also contributed.

2. Consolidated Results

Consolidated net sales for the current interim period ended September 30, 2005 were ¥256,174 million, an increase of ¥19,769 million, or 8.4%, as compared to the same interim period of the previous year. Operating income was ¥25,078 million, an increase of approximately ¥1 billion ,or 4.1%, as compared to the same interim period of the previous year. Income before provision for income taxes was ¥30,187 million, an increase of ¥2,760 million or an increase of approximately 10%. Corresponding corporate taxes slightly increased by approximately ¥74 million and minority interest decreased by approximately ¥1,700 million due to the effects of a decrease in the income of consolidated subsidiaries and an increase in the interests of our company in these subsidiaries. As a result, net income was ¥20,401 million, an increase of ¥4,350 million or an increase of approximately 27% as compared to the same interim period of the previous year.

Net sales by business segment were as follows.

Net sales of the “small precision motors” segment were ¥130,388 million, an increase of approximately ¥25,800 million , or 24.7%, as compared to the same interim period of the previous year. Out of which, ¥23,200 million was derived from an increase in sales of HDD motors, our core products. We achieved good results as our sales quantity increased by slightly more than 46% and the sales amount also increased by 44%. As compared to the same interim period of the previous year, the exchange rate leveled off and the average sales price hovered with a decrease of slightly less than 2%. Growth in demand for HDD motors in the current interim period was recognized in all sizes of motors, and the sales quantity of micro drive motors, 1.8 inches or smaller increased by slightly more 2.5 times as compared to the same interim period of the previous year. Sales quantity of small motors of 2.5 inches, which are mainly equipped in notebook PCs, doubled as compared to the same interim period of the previous year. Motors of 3.5 inches also increased by more than 20% as compared to the same interim period of the previous year and motors for servers and desk-top PCs also recorded good sales. In addition, these motors showed the largest growth over the past several years against the backdrop of growth in demand for consumer electronic products. Net sales of DC motors increased by approximately ¥3,600 million, or 12%, as compared to the same interim period of the previous year. In particular, for DC motors for optical disks, the sales quantity increased by approximately 42% and the sales amount increased by approximately 30% as compared to the same interim period of the previous year. Net sales of fan motors increased by ¥800 million, or 4.5%, as compared to the same interim period of the previous year, but the quantity of sales slightly decreased. This is due to the increase in the sales composition of high-end products, whose sales prices are higher.

Net sales of “mid-size” motors were ¥17,957 million, a decrease of 4% as compared to the same interim period of the previous year. This decrease was due to a decrease in the sales of home appliance and industrial use motors. The former was due to a decrease in the sales of motors for air conditioners and the latter was due to a decrease in demand for capital investments. While net sales of automotive motors continue to account for a little over 10% of this business segment, the sales quantity increased by approximately 10% while the sales amount increased by approximately 15%, which indicates steady growth.

Net sales of “machinery” were ¥33,908 million, a decrease of approximately 3,400 million (decrease of about 9%) as compared to the same interim period of the previous year. This was due to the suspension of sales of laboratory systems for Agfa Photo GmbH by Nidec Copal because of bankruptcy of a client and a decrease in sales of Nidec Tosok, affected by a decline in demand for capital investment in semiconductor manufacturing equipment and inventory adjustments.

Net sales of the “electronic and optical components” segment for the current interim period were ¥63,188 million, a decrease of approximately ¥1,800 million, or slightly less than 3%. In this business field, sales of shutters for digital cameras, lens units and liquid crystal back-light products of Nidec Copal largely decreased due to the impact of inventory adjustments.  On the other hand, sales of optical pick-ups of Nidec Sankyo and precision chemical components of Nidec Nisshin steadily increased their sales, but as a whole, sales were a little lower than the results in the same interim period of the previous year.

Net sales of products classified as “Others” were ¥10,733 million, a decrease of approximately ¥200 million, or 1.5%, as compared to the same interim period of the previous year. Automotive components, which are main composition products, recorded a leveling off of results.

As for income, operating income in the current interim period was ¥25,078 million, an increase of approximately ¥1 billion, or 4.1%. In the current interim period, income from businesses other than small precision motors largely decreased due to the impact of sluggish capital investment in digital equipment and semiconductors and a price hike in steel materials, which all decreased as compared to the same interim period of the previous year, although they recovered considerably in the second quarter. We covered the said decrease in sales by a large income increase from the effect of a revenues increase and improvements in small precision motors.

Operating income from “small precision motors” was ¥16,986 million, an increase of approximately ¥5,300 million, or 45%, and the operating income ratio increased to 13%, an improvement of 1.8% as compared to the same interim period of the previous year. The effects of a quantitative expansion of high added-value products, including 3.5 inch high-end products for HDD motors and small motors smaller than 2.5 inches, and the effects of production rationalization in Thailand, our largest production base, significantly contributed to the income increase. In the other DC motor business, an increase in demand for notebook PCs generated an increase in sales of optical disk motors for slim types which contributed to income growth.

For “mid-size motors,” since the burden of an increase in steel material prices, following the first quarter, was heavy and a shift in sales prices in the interim period was only partially made and an absorption of costs as a result of an expansion in capacity for the Pinghu district in China was still in the underground improvements, income largely decreased by ¥1,800 million as compared to the same interim period of the previous year. In the second quarter, however, the extent of the deficit grew smaller in spite of a decrease in net sales, which means action has been taken for moving into the black in the second half.

In “machinery,” as a result of losses on bad debts of slightly less than ¥1,100 million, accrued in connection with a corporate reorganization of Agfa Photo GmbH in the first quarter, and decline in demand for capital investment in semiconductor manufacturing equipment, net sales decreased as stated above and operating income decreased by approximately ¥800 million as compared to the same interim period of the previous year.

For “electronic and optical components,” operating income for the current interim period recorded an income decrease of approximately ¥1,500 million as compared to the same interim period of the previous year due to a decrease in sales prices and sales, which resulted from an inventory adjustment in connection with a decline in demand for digital information equipment and liquid crystal-related markets in the first quarter. In the second quarter, however, both net sales and operating income rapidly recovered.

For “Others,” operating income from automotive components decreased by approximately ¥200 million due to the impact of the price hike in steel materials.

Income before provision for income taxes was ¥30,187 million, an increase of ¥2,755 million, or 10%, as compared to the same interim period of the previous year. This was due to an income increase of approximately ¥1,300 million from foreign exchange gain in addition to an increase of approximately ¥1 billion in operating income.

Net income recorded ¥20,401 million, an increase of approximately ¥4,352 million, or 27%, as compared to the same interim period of the previous year. Other than income before provision for income taxes, the factors which contributed to an increase in income were that the increase in corporate tax was slight and minority interest decreased by approximately ¥1,700 million.

(Results in Q2)

Here we briefly comment on the consolidated results in Q2 (the second quarter of the current period ended September 30, 2005) as compared to Q1 (the first quarter of the current period ended June 30, 2005). Consolidated net sales in Q2 were ¥133,675 million, an increase of approximately ¥11,200 million, a little over 9% as compared to Q1. Operating income in Q2 was ¥15,476 million, a large increase of approximately ¥5,900 million, or 61%, as compared to Q1. Net sales recorded increases of ¥4,900 million, or7.8%, for small precision motors, ¥1,900 million, or 11.9%, for machinery, ¥5,600 million, or 19.4%, for electronic and optical components respectively.

Operating income also increased by ¥2,000 million, or 26.9%, for small precision motors, ¥1,300 million, or 84%, for machinery and ¥2,100 million, or 133% = 1.3 times, for electronic and optical components. As compared to the first quarter, business conditions largely improved in general.

As a result, income before provision for income taxes reached ¥18,200 million, an increase of approximately ¥6,300 million and consolidated income also increased by ¥2,800 million as compared to Q1, to ¥11,600 million.

(2) Financial Conditions

Gross assets recorded ¥525,250 million, an increase of approximately ¥41,000 million from the end of the previous period ended March 31, 2005. Out of which, cash and cash equivalents at the end of period increased by ¥11,612 million to ¥81,723 million. Tangible fixed assets increased by ¥14,349 million from the end of the previous period.

As regards liabilities, short term borrowings increased by ¥10,348 million, to ¥47,319 million. Shareholders’ equity at the end of the period increased by ¥24,269 million and our equity ratio improved to 44.0% from 42.8% at the end of the previous period.

(Overview of Cash Flow)

Balance of cash and cash equivalents at the end of the interim period (September 30, 2005) was ¥81,723 million, an increase of ¥11,612 million from the end of the previous period (March 31, 2005).

“Cash flow from operating activities” recorded ¥23,638 million, an increase of ¥6,852 million as compared to the same interim period of the previous year. In the current interim period, net income largely increased by ¥4,352 million, to ¥20,401 million as compared to the same interim period of the previous year. Moreover, for non-cash balance of payments, as a result of a depreciation increase of ¥2,016 million and decrease in receivables and inventory, an increase of ¥14,703 million was recorded. On the other hand, in addition to a decrease of ¥10,348 million in purchase liabilities, increases in minority interest of ¥1,686 million, profit and loss as a result of foreign exchange of ¥1,049 million and others of ¥1,136 million were recorded respectively, which resulted in a total inflow of ¥6,900 million.

“Cash flow from investing activities” recorded an outflow of ¥19,687 million. Out of which, outflow in capital investment was approximately ¥20,600 million. In addition, investment outflow in subsidiaries was approximately ¥2,600 million and approximately ¥1,700 million on the sale of investment securities. Capital investment increased by approximately ¥2,800 million as compared to the same interim period of the previous year.

“Cash flow from financing activities” recorded an inflow of ¥5,573 million. This consists of an increase in short-term borrowings of ¥9,670 million, decrease of ¥1,724 million as a result of repayment of long-term borrowings and dividends of ¥1,781 million. In the same period of the previous year, ¥59.9 billion was funded through capital increases by public offerings.

(3) Non-consolidated Results

Net sales in the current interim period were ¥82,811 million, a large increase of ¥23,200 million or approximately 39% as compared to the same interim period of the previous year. For net sales by business segment, the increase in sales of HDD motors was ¥18,400 million and the increase in other DC motors was ¥3,300 million, which accounted for most of the increase.

For operating income, the results in the current interim period were ¥4,252 million, a large increase of approximately ¥3,600 million as compared to the same interim period of the previous year. The increase was basically derived from a sales increase and also the effects of cost reduction and rationalization of selling, general and administrative expenses contributed to this under condition of a large sales increase and expansion of organizational consolidation.

Recurring profit increased by approximately ¥6,400 million to ¥12,296 million, which was due to an increase in dividends from consolidated subsidiaries both domestic and overseas and the increase in the foreign-currency-denominated devaluation gain. As a result, net income more than doubled to ¥10,231 million with an increase of ¥4,934 million.

(4) Risk Factors

The risk factors that we are recognizing as of September 30, 2005 are as follows.

(1）Our customer base is highly concentrated, and our sales would suffer if one or more of our significant customers substantially reduce or cancel orders for our products.

(2）We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

(3）We are facing downward pricing pressure in our main product markets, and price declines could reduce our revenues and gross margins.

(4）If our third party suppliers experience capacity constraints or production failures, our production could be significantly harmed.

(5）We face aggressive competition both in the spindle motor market and in the markets into which we are attempting to expand our business, which could have a material adverse effect on our business and results of operations.

(6）We may be unable to commercialize customized products that satisfy customers’ needs in a timely manner and in sufficient quantities, which could damage our reputation and reduce sales.

(7）We could experience losses or damage to our reputation if any of the end-products in which our motors or other products are incorporated malfunction, causing damage to persons, property or data.

(8）Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

(9）Our recent growth has been based in part on acquisitions, and our future growth could be adversely affected if we make acquisitions that turn out to be incompatible with our existing business or unsuccessful, or if we are unable to find suitable acquisition targets.

(10）Our growth places strains on our managerial, operational and financial resources.

(11）We could be harmed by litigation involving patents and other intellectual property rights.

(12）Because our sales to overseas customers are denominated predominantly in U.S. dollars, we are exposed to exchange rate risks that could harm our results of operations.

(13）We rely on monthly financial data from operating segments that are not prepared on a U.S. GAAP basis and are not comparable between segments, which potentially reduces the usefulness of this data to us in making management decisions.

(14）We rely on production in developing countries which may become politically or economically unstable and face risks affecting international operations.

(15）We may become subject to more stringent environmental regulations in the future.

(16）We rely on our founder, President and CEO, Mr. Shigenobu Nagamori, the loss of whom could have a material adverse effect on our business.

(17）For our business to continue effectively, we will need to attract and retain qualified personnel.

We have not revised nor changed any parts of the risk factors listed above which we had reported in our annual report to Chief of the Kanto Local Finance Bureau on June 24, 2005 except the followings.

(2）We depend on the computer industry and digital consumer electronics industry for sales of our products, and our business may be adversely affected by a decline in the computer market and digital consumer electronics market.

Our precision motor and fan products are components used primarily in computer systems and digital consumer electronics products. A substantial portion of our net sales in turn depends on sales of computers, computer peripherals and digital consumer electronics products that incorporate our products. Although we have been diversifying our products and entering into new markets, such as motors for use in automobiles and home entertainment equipment, we expect to continue to derive a significant portion of our revenues from the sale of products for use in computers and computer peripherals. The markets for computers and computer peripherals are cyclical and have been characterized by:

O

rapid technological change;

O

frequent new product introductions and short product life cycles;

O

significant price competition and price erosion;

O

fluctuating inventory levels;

O

alternating periods of over-capacity and capacity constraints due, in part, to cyclical and seasonal market patterns;

O

variations in manufacturing costs and yields; and

O

significant expenditures for manufacturing equipment and product development.

The hard disk drive industry is fast extending the reach into the realm of digital consumer electronics. The prospect of a fast-paced expansion of the digital consumer electronics market is intensifying market competitions between manufacturers of hard disk drives and those of other data-storage alternatives represented by semiconductor memory devices.

An excessive market competition in the data-storage market, combined with the nature of the digital consumer electronics market highly subject to demand fluctuation, could oblige hard disk drive manufacturers to exercise unexpectedly drastic production adjustments. Such event could reduce demand for our products, eventually affecting the businesses, financial conditions and operating results of the entire Nidec Group.

(5) Business Forecast for the Year ending March 31, 2006

Notwithstanding the expected trend of recovery in the Japanese economy in the second half of fiscal year ending March 31, 2006, as for the business environment, the extent of changes in the various aspects of institutions, technological development and country risks will occur more rapidly and in a wider variety of forms by business segment. The US economy, having the largest impact on our economy, has also various inherent unstable factors. It is very difficult to forecast how these factors will affect our business management and performance. We will not generally change the initial forecast, but we have reviewed as follows, taking into consideration the parts that have exceeded the initial forecast for the first half.

*Forecast of the consolidated results for the full year ending March 31, 2006

Net sales	¥520,000 million	(107.0% over the previous fiscal year)
Operating income	¥550,000 million	(102.5% over the previous fiscal year)
Income before provision for income taxes	¥60,000 million	(104.7% over the previous fiscal year)
Net income	¥40,000 million	(119.6% over the previous fiscal year)

*Forecast of the non-consolidated results for the full year ending March 31, 2006

Net sales	¥160,000 million	(122.7% over the previous fiscal year)
Operating income	¥7,000 million	(297.6% over the previous fiscal year)
Recurring profit	¥17,500 million	(129.9% over the previous fiscal year)
Net income	¥14,000 million	(112.7% over the previous fiscal year)

(Note) About Forecast of Business Results

1) Consolidated accounting results were in accordance with US GAAP.

2) Exchange rate was set at 1 US$ = ¥105 for the second half. Exchange rates of Asian currencies are also set in conjunction with this.

Special Note Regarding Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (1) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (2) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (3) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (4) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (5) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

4. Consolidated Financial Statements and other Information

Consolidated balance sheets- Assets

	Yen in millions
	September 30, 2005		March 31, 2005		Inc or Dec	September 30, 2004
Current assets:	¥	%	¥	%	¥	¥	%
Cash and cash equivalents	¥81,723		¥70,111		¥11,612	¥70,360
Trade notes receivable	16,000		17,351		(1,351)	18,608
Trade accounts receivable	120,907		112,568		8,339	113,096
Inventories:
Finished goods	22,512		18,853		3,659	19,469
Raw materials	13,785		12,688		1,097	14,835
Work in process	14,292		13,009		1,283	15,947
Project in progress	1,065		964		101	1,164
Supplies and other	2,613		3,448		(835)	4,044
Prepaid expenses and other current assets	15,153		11,951		3,202	15,295
Total	288,050	54.8	260,943	53.9	27,107	272,818	56.1

Investments and loan receivable:
Marketable securities and other securities investments	19,302		18,495		807	18,202
Investments in and advances to affiliates	1,751		1,865		(114)	1,691
Total	21,053	4.0	20,360	4.2	693	19,893	4.1

Property, plant and equipment:
Land	34,007		31,774		2,233	31,591
Buildings	84,670		79,765		4,905	78,604
Machinery and equipment	192,414		178,594		13,820	177,304
Construction in progress	7,476		6,687		789	4,657
Sub-total	318,567	60.6	296,820	61.3	21,747	292,156	60.1
Less - Accumulated depreciation	(155,012)	(29.5)	(147,614)	(30.5)	(7,398)	(147,760)	(30.4)
Total	163,555	31.1	149,206	30.8	14,349	144,396	29.7

Goodwill	42,257	8.1	40,664	8.4	1,593	35,989	7.4

Other non-current assets	10,335	2.0	13,000	2.7	(2,665)	12,914	2.7

Total assets	¥525,250	100.0%	¥484,173	100.0%	¥41,077	¥486,010	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	September 30, 2005		March 31, 2005		Inc or Dec	September 30, 2004
Current liabilities:	¥	%	¥	%	¥	¥	%
Short-term borrowings	¥38,824		¥28,478		¥10,346	¥30,672
Current portion of long-term debt	8,495		8,493		2	2,895
Trade notes and accounts payable	99,725		95,076		4,649	108,942
Other current liabilities	29,381		28,280		1,101	27,607
Total	176,425	33.6	160,327	33.1	16,098	170,116	35.0

Long-term liabilities:
Long-term debt	35,477		37,833		(2,356)	45,368
Accrued pension and severance costs	10,005		11,128		(1,123)	27,778
Other long-term liabilities	13,008		12,338		670	6,036
Total	58,490	11.1	61,299	12.7	(2,809)	79,182	16.3

Total liabilities	234,915	44.7	221,626	45.8	13,289	249,298	51.3
Minority interest in consolidated subsidiaries	59,026	11.3	55,507	11.4	3,519	49,906	10.3

Shareholders’ equity:
Common stock	62,173	11.8	61,180	12.6	993	59,122	12.1
Additional paid-in capital	64,777	12.3	63,799	13.2	978	61,747	12.7
Retained earnings	107,574	20.5	88,954	18.4	18,620	72,961	15.0
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(6,324)		(9,466)		3,142	(9,412)
Unrealized gains on securities	3,335		2,777		558	2,559
Minimum pension liability adjustment	(56)		(56)		0	(32)
Total comprehensive income (loss)	(3,045)	(0.6)	(6,745)	(1.4)	3,700	(6,885)	(1.4)
Treasury stock, at cost	(170)	(0.0)	(148)	(0.0)	(22)	(139)	(0.0)
Total shareholders’ equity	231,309	44.0	207,040	42.8	24,269	186,806	38.4

Total liabilities and shareholders’ equity	¥525,250	100.0%	¥484,173	100.0%	¥41,077	¥486,010	100.0%

Consolidated statements of income

	Yen in millions
	Six months ended September 30,				Increase or		For the year ended
	2005		2004		Decrease		March 31, 2005
Net sales	¥256,174	100.0%	¥236,405	100.0%	¥19,769	8.4%	¥485,861	100.0%
Cost of products sold	196,546	76.7	181,393	76.7	15,153	8.4	370,938	76.3
Selling, general and administrative expenses	20,314	7.9	18,608	7.9	1,706	9.2	35,340	7.3
Research and development expenses	14,236	5.6	12,308	5.2	1,928	15.7	25,918	5.4
Operation expenses	231,096	90.2	212,309	89.8	18,787	8.8	432,196	89.0
Operating income	25,078	9.8	24,096	10.2	982	4.1	53,665	11.0

Other income (expense):
Interest and dividend income	724	0.3	344	0.1	380	110.5	929	0.2
Interest expenses	(471)	(0.2)	(513)	(0.2)	42	(8.2)	(871)	(0.2)
Foreign exchange gain (loss), net	4,516	1.8	3,212	1.4	1,304	40.6	2,377	0.5
Gain (loss) from marketable securities, net	1,103	0.4	755	0.3	348	46.1	1,586	0.3
Gain (loss) from derivative instruments, net	14	0.0	(152)	(0.1)	166	(109.2)	(175)	(0.0)

Other, net	(777)	(0.3)	(310)	(0.1)	(467)	150.6	(221)	(0.0)
Total	5,109	2.0	3,336	1.4	1,773	53.1	3,625	0.8
Income before provision for income taxes	30,187	11.8	27,432	11.6	2,755	10.0	57,290	11.8
Provision for income taxes	(5,917)	(2.3)	(5,843)	(2.5)	(74)	1.3	(12,847)	(2.7)
Income before minority interest and equity in earnings of affiliated companies	24,270	9.5	21,589	9.1	2,681	12.4	44,443	9.1
Minority interest in income (loss) of consolidated subsidiaries	3,842	1.5	5,528	2.3	(1,686)	(30.5)	10,954	2.2
Equity in net (income) /loss of affiliated companies	27	0.0	12	0.0	15	125.0	34	0.0
Net income	¥20,401	8.0%	¥16,049	6.8%	¥4,352	27.1%	¥33,455	6.9%

Consolidated statements of shareholders’ equity and comprehensive income (loss)

	Yen in millions
For the six-month period ended September 30, 2005	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2005	71,252,463	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				20,401			20,401
Other comprehensive income (loss):
Foreign currency translation adjustments					3,142		3,142
Unrealized gains from securities, net of reclassification adjustment					558		558
Minimum pension liability adjustment					0		0
Total comprehensive income							24,101
Dividends paid				(1,781)			(1,781)
Conversion of convertible debt	264,594	900	900				1,800
Exercise of stock option	25,200	93	93				186
Issuance of new shares	-	-	-				-
Issuance cost of new stock			(15)				(15)
Purchase of treasury stock						(22)	(22)
Balance at September 30, 2005	71,542,257	¥62,173	¥64,777	¥107,574	¥(3,045)	¥(170)	¥231,309

	Yen in millions
For the six-month period ended September 30, 2004	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2004	65,017,898	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046
Comprehensive income:
Net income				16,049			16,049
Other comprehensive income (loss):
Foreign currency translation adjustments					2,063		2,063
Unrealized gains from securities, net of reclassification adjustment					(413)		(413)
Minimum pension liability adjustment					-		-
Total comprehensive income							17,699
Dividends paid				(975)			(975)
Conversion of convertible debt	1,467	5	5				10
Exercise of stock option	10,300	38	38				76
Issuance of new shares	5,620,000	30,084	30,076				60,160
Issuance cost of new stock			(194)				(194)
Purchase of treasury stock						(16)	(16)
Balance at September 30, 2004	70,649,665	¥59,122	¥61,747	¥72,961	¥(6,885)	¥(139)	¥186,806

	Yen in millions
For the year ended March 31, 2005	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2004	65,017,898	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046
Comprehensive income:
Net income				33,455			33,455
Other comprehensive income (loss):
Foreign currency translation adjustments					2,009		2,009
Unrealized gains from securities, net of reclassification adjustment					(195)		(195)
Minimum pension liability adjustment					(24)		(24)
Total comprehensive income							35,245
Dividends paid				(2,388)			(2,388)
Conversion of convertible debt	570,665	1,940	1,940				3,880
Issuance of new shares	5,620,000	30,084	30,077				60,161
Issuance cost of new stock			(207)				(207)
Exercise of stock option	43,900	161	161				322
Treasury stock issued upon stock exchange			6			31	37
Purchase of treasury stock						(56)	(56)
Balance at March 31, 2005	71,252,463	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the period ended September 30,	For the period ended September 30,	Year ended March 31,
	2005	2004	2005
Cash flows from operating activities:
Net income	¥20,401	¥16,049	¥33,455
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,212	10,196	22,105
Loss (gain) on sales of marketable securities	(1,103)	(755)	(1,618)
Loss (gain) on from sales and disposal of fixed assets	104	210	1,479
Minority interest in income of consolidated subsidiaries	3,842	5,528	10,954
Equity in net income of affiliated companies	27	12	34
Loss (gain) on derivative instruments, net	(14)	152	175
Foreign currency adjustments	(2,539)	(1,490)	(752)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(6,075)	(16,226)	(15,132)
Decrease (increase) in inventories	(4,819)	(9,371)	(3,254)
Increase (decrease) in notes and accounts payable	3,025	13,373	968
Increase (decrease) in accrued income taxes	(611)	1,177	2,303
Other	(812)	(2,069)	(6,384)
Net cash provided by operating activities	23,638	16,786	44,333
Cash flows from investing activities:
Additions to property, plant and equipment	(20,633)	(17,792)	(37,257)
Proceeds from sales of property, plant and equipment	473	1,600	2,510
Purchases of marketable securities	(3)	(1)	(3)
Proceeds from sales of marketable securities	1,731	1,606	2,739
Proceeds from sales of investments in affiliated companies	-	344	344
Acquisitions of consolidated subsidiaries, net of cash acquired	-	23	23
Payments for additional investments in subsidiaries	(2,617)	(8,091)	(12,103)
Other	1,362	804	(2,141)
Net cash used in investing activities	(19,687)	(21,507)	(45,888)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	9,670	(56,841)	(57,824)
Proceeds from issuance of long-term debt	100	325	2,868
Repayments of long-term debt	(1,724)	(1,813)	(4,442)
Proceeds from issuance of new shares	185	59,907	60,133
Dividends paid	(1,781)	(975)	(2,388)
Other	(877)	(387)	(841)
Net cash (used in) provided by financing activities	5,573	216	(2,494)

Effect of exchange rate changes on cash and cash equivalents	2,088	1,473	768
Net increase (decrease) in cash and cash equivalents	11,612	(3,032)	(3,281)
Cash and cash equivalents at beginning of period	70,111	73,392	73,392
Cash and cash equivalents at end of the first quarter	¥81,723	¥70,360	¥70,111

Scope of consolidation and application of the equity method

(1) Scope of consolidation

		As of
	September 30, 2005	March 31, 2005	September 30, 2004
Number of consolidated subsidiaries	90	89	88

Changes from March 31, 2005

Newly included in consolidation: 3
Increased in consolidation because it became an important subsidiary	3	Nidec-Read Korea Corporation Nidec Sankyo Europe GmbH *(1) Nidec Sankyo (Zhejiang) Corporation *(2)

Excluded from consolidation: 2
Decreased in consolidation because a subsidiary was liquidated	1	P. T. Tokyo Pigeon Indonesia
Decreased in consolidation because it has no importance (in liquidation)	1	Sankyo Precision (Malaysia) Sdn. Bhd.

Changes from September 30, 2004

Newly included in consolidation: 5
Newly established	2	Nidec Logistics Consulting (Pinghu) Corporation Nidec Sankyo (Zhejiang) Corporation *(2)
Increased in consolidation because it became an important subsidiary	3	Nidec-Read Korea Corporation Nidec Sankyo Europe GmbH *(1) Nidec Sankyo Fuzhou (H.K.) Co., Ltd. *(3)

Excluded from consolidation: 3
Decreased in consolidation because it was merged with another consolidated subsidiary	1	Sankyo Total Service Co., Ltd.
Decreased in consolidation because a subsidiary was liquidated	1	P. T. Tokyo Pigeon Indonesia
Decreased in consolidation because it has no importance (in liquidation)	1	Sankyo Precision (Malaysia) Sdn. Bhd.

Notes: *(1) Sankyo Seiki Mfg. (Europe) GmbH changed its name to Nidec Sankyo Europe GmbH as of October 1, 2005.

*(2) Sankyo Seiki (Zhejiang) Corporation changed its name to Nidec Sankyo (Zhejiang) Corporation as of October 1, 2005.

*(3) Sankyo Seiki Fuzhou (H.K.) Co., Ltd. changed its name to Nidec Sankyo Fuzhou (H.K.) Co., Ltd. as of October 1, 2005.

(2) Application of equity method

		As of
	September 30, 2005	March 31, 2005	September 30, 2004
Number of affiliates accounted for by the equity method	4	4	5

Changes from March 31, 2005

Excluded from accounted for by the equity method: 0
Not applicable	-	-

Changes from September 30, 2004

Excluded from accounted for by the equity method: 1
Decreased in accounted for by the equity method because it is no importance for liquidation	1	Advance-Probe Co., Ltd.

Segment information

1) Operating Segment Information

			Yen in millions
	Six months ended September 30, 2005		Six months ended September 30, 2004		Increase or decrease
Net sales:
Nidec Corporation	¥82,811	17.8%	¥59,582	14.6%	¥23,229	39.0%
Nidec Electronics (Thailand) Co., Ltd.	36,490	7.8	25,366	6.2	11,124	43.9
Nidec (Zhejiang) Corporation	8,925	1.9	6,068	1.5	2,857	47.1
Nidec (Dalian) Limited	24,450	5.2	19,007	4.7	5,443	28.6
Nidec Singapore Pte. Ltd.	31,060	6.7	20,530	5.1	10,530	51.3
Nidec (H.K.) Co., Ltd.	11,866	2.5	8,711	2.1	3,155	36.2
Nidec Philippines Corporation	13,412	2.9	9,912	2.4	3,500	35.3
Nidec Sankyo Corporation	42,729	9.2	42,933	10.5	(204)	(0.5)
Nidec Copal Corporation	25,612	5.5	33,859	8.3	(8,247)	(24.4)
Nidec Tosok Corporation	11,227	2.4	12,291	3.0	(1,064)	(8.7)
Nidec Copal Electronics Corporation	11,278	2.4	11,043	2.7	235	2.1
Nidec Shibaura Corporation	8,204	1.8	12,161	3.0	(3,957)	(32.5)
Nidec-Shimpo Corporation	5,509	1.2	6,191	1.5	(682)	(11.0)
Nidec Nissin Corporation	6,708	1.4	6,721	1.7	(13)	(0.2)
All others	145,691	31.3	132,951	32.7	12,740	9.6
Sub-total	465,972	100.0	407,326	100.0	58,646	14.4
Adjustments and eliminations	(209,798)	-	(170,921)	-	(38,877)	-
Consolidated total	¥256,174	-	¥236,405	-	¥19,769	8.4%

			Yen in millions
	Six months ended September 30, 2005		Six months ended September 30, 2004		Increase or decrease
Operating income:
Nidec Corporation	¥4,252	16.7%	¥651	2.7%	¥3,601	553.1%
Nidec Electronics (Thailand) Co., Ltd.	5,164	20.3	4,097	17.1	1,067	26.0
Nidec (Zhejiang) Corporation	75	0.3	19	0.1	56	294.7
Nidec (Dalian) Limited	1,778	7.0	1,600	6.7	178	11.1
Nidec Singapore Pte. Ltd.	517	2.0	1,137	4.7	(620)	(54.5)
Nidec (H.K.) Co., Ltd.	180	0.7	214	0.9	(34)	(15.9)
Nidec Philippines Corporation	108	0.4	(203)	(0.8)	311	-
Nidec Sankyo Corporation.	4,203	16.5	3,276	13.7	927	28.3
Nidec Copal Corporation	924	3.6	1,656	6.9	(732)	(44.2)
Nidec Tosok Corporation	20	0.1	677	2.8	(657)	(97.0)
Nidec Copal Electronics Corporation	1,715	6.7	1,768	7.4	(53)	(3.0)
Nidec Shibaura Corporation	(74)	(0.3)	631	2.6	(705)	-
Nidec-Shimpo Corporation	156	0.6	620	2.6	(464)	(74.8)
Nidec Nissin Corporation	496	1.9	373	1.6	123	33.0
All others	5,979	23.5	7,478	31.0	(1,499)	(20.0)
Sub-total	25,493	100.0	23,994	100.0	1,499	6.2
Adjustments and eliminations	(415)	-	102	-	(517)	-
Consolidated total	¥25,078	-	¥24,096	-	¥982	4.1%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	September 30, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥6,930	¥10,268	¥91	¥17,107
Debt securities	5	0	-	5
Total	¥6,935	¥10,268	¥91	¥17,112

Securities not practicable to fair value
Equity securities	¥2,190

	Yen in millions
	September 30, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,708	¥9,432	¥966	¥16,174
Debt securities	28	0	-	28
Total	¥7,736	¥9,432	¥966	¥16,202

Securities not practicable to fair value
Equity securities	¥2,000

	Yen in millions
	March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,586	¥9,066	¥98	¥16,554
Debt securities	5	0	-	5
Total	¥7,591	¥9,066	¥98	¥16,559

Securities not practicable to fair value
Equity securities	¥1,936

SUPPORT DOCUMENTATION 1 (Six months ended September 30, 2005)

(1) Quarterly consolidated statements of income

	Yen in millions
	From July 1, to September 30,				Increase or		Three months ended
	2005		2004		Decrease		June 30, 2005
Net sales	¥133,675	100.0%	¥124,118	100.0%	¥9,557	7.7%	¥122,499	100.0%
Cost of products sold	101,944	76.3	94,631	76.2	7,313	7.7	94,602	77.3
Selling, general and administrative expenses	9,021	6.7	9,505	7.7	(484)	(5.1)	11,293	9.2
Research and development expenses	7,234	5.4	6,913	5.6	321	4.6	7,002	5.7
Operation expenses	118,199	88.4	111,049	89.5	7,150	6.4	112,897	92.2
Operating income	15,476	11.6	13,069	10.5	2,407	18.4	9,602	7.8

Other income (expense):
Interest and dividend income	406	0.3	181	0.1	225	124.3	318	0.2
Interest expenses	(305)	(0.2)	(263)	(0.2)	(42)	16.0	(166)	(0.1)
Foreign exchange gain (loss), net	2,292	1.7	1,364	1.1	928	68.0	2,224	1.8
Gain (loss) from marketable securities, net	1,072	0.8	193	0.2	879	455.4	31	0.0
Gain (loss) from derivative instruments, net	38	0.0	(66)	(0.0)	104	(157.6)	(24)	(0.0)
Other, net	(751)	(0.6)	(631)	(0.5)	(120)	19.0	(26)	0.0
Total	2,752	2.0	778	0.7	1,974	253.7	2,357	1.9
Income before provision for income taxes	18,228	13.6	13,847	11.2	4,381	31.6	11,959	9.7
Provision for income taxes	(3,573)	(2.6)	(3,302)	(2.7)	(271)	8.2	(2,344)	(1.9)
Income before minority interest and equity in earnings of affiliated companies	14,655	11.0	10,545	8.5	4,110	39.0	9,615	7.8
Minority interest in income (loss) of consolidated subsidiaries	3,025	2.3	3,016	2.4	9	0.3	817	0.6
Equity in net income (loss) of affiliated companies	23	0.0	(12)	(0.0)	35	(291.7)	4	0.0
Net income	¥11,607	8.7%	¥7,541	6.1%	¥4,066	53.9%	¥8,794	7.2%

(2) Business Segment Information

	Japanese yen (Millions)
	Six months ended September 30, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥130,388	¥17,957	¥33,908	¥63,188	¥10,733	¥256,174	¥(-)	¥256,174
Intersegment	214	48	6,259	335	1,826	8,682	(8,682)	-
Total	130,602	18,005	40,167	63,523	12,559	264,856	(8,682)	256,174
Operating expenses	113,616	19,081	35,733	58,216	11,610	238,256	(7,160)	231,096
Operating income	¥16,986	¥(1,076)	¥4,434	¥5,307	¥949	¥26,600	¥(1,522)	¥25,078

	Japanese yen (Millions)
	Six months ended September 30, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥104,571	¥18,697	¥37,276	¥64,964	¥10,897	¥236,405	¥(-)	¥236,405
Intersegment	189	39	4,444	350	1,373	6,395	(6,395)	-
Total	104,760	18,736	41,720	65,314	12,270	242,800	(6,395)	236,405
Operating expenses	93,033	18,039	36,460	58,495	11,090	217,117	(4,808)	212,309
Operating income	¥11,727	¥697	¥5,260	¥6,819	¥1,180	¥25,683	¥(1,587)	¥24,096

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(3) Sales by Geographic Segment

			Yen in millions
	Six months ended September 30, 2005		Six months ended September 30, 2004		Increase or decrease
Japan	¥142,771	55.7%	¥147,320	62.3%	¥(4,549)	(3.1%)
America	4,180	1.6	4,245	1.8	(65)	(1.5)
Singapore	35,804	14.0	28,240	11.9	7,564	26.8
Thailand	24,912	9.7	18,884	8.0	6,028	31.9
Philippines	3,318	1.3	2,697	1.1	621	23.0
China	13,461	5.3	10,770	4.6	2,691	25.0
Other	31,728	12.4	24,249	10.3	7,479	30.8
Total	¥256,174	100.0%	¥236,405	100.0%	¥19,769	8.4%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(4) Sales by Region

			Yen in millions
	Six months ended September 30, 2005		Six months ended September 30, 2004		Increase or decrease
North America	¥8,936	3.5%	¥9,267	3.9%	¥(331)	(3.6%)
Asia	156,835	61.2	125,935	53.3	30,900	24.5
Other	9,381	3.7	11,721	4.9	(2,340)	(20.0)
Overseas sales total	175,152	68.4	146,923	62.1	28,229	19.2
Japan	81,022	31.6	89,482	37.9	(8,460)	(9.5)
Consolidated total	¥256,174	100.0%	¥236,405	100.0%	¥19,769	8.4%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 28, 2005

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1. Selected Non-Consolidated Financial Performance ( from April 1, 2005 to September 30, 2005)

(1) Results of Operations

	Japanese yen (Millions unless indicated)
	Six months ended September 30		Year ended March 31
	2005	2004	2005
Net sales	¥82,811	¥59,582	¥130,351
Percent change from the previous period	39.0%	(0.1%)	9.9%
Operating income	4,252	651	2,352
Percent change from the previous period	553.1%	0.9%	58.7%
Recurring profit	12,296	5,909	13,468
Percent change from the previous period	108.1%	148.2%	181.5%
Net income	10,231	4,934	12,425
Percent change from the previous period	107.4%	174.0%	361.0%
Net income per share (Yen)	¥143.26	¥71.86	¥176.03

Notes:

1. Average number of shares issued and outstanding at the beginning and end of the period:

71,417,315 shares for the six months ended September 30, 2005

68,650,604 shares for the six months ended September 30, 2004

69,734,952 shares for the year ended March 31, 2005

2. Change in accounting method: Not applicable

3. Percentage change of net sales, operating income and net income are indicated in comparison with the same period of the previous fiscal year.

(2) Dividends

	Japanese yen (Yen)
	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Dividend per share (interim)	¥25.00	¥20.00	-
Dividend per share (annual)	-	-	¥45.00

(3) Financial Position

	Japanese yen (Millions, unless indicated)
	September 30		March 31
	2005	2004	2005
Total assets	¥285,047	¥244,913	¥261,575
Shareholders’ equity	185,049	163,716	174,447
Shareholders’ equity to total assets	64.9%	66.8%	66.7%
Shareholders’ equity per share (Yen)	¥2,587.19	¥2,317.81	¥2,446.73

Notes:

Number of shares issued and outstanding at the end of the respective period:

71,524,908 shares at September 30, 2005

70,633,884 shares at September 30, 2004

71,236,861 shares at March 31, 2005

Number of treasury stock at the end of the respective period:

17,349 shares at September 30, 2005

15,781 shares at September 30, 2004

15,602 shares at March 31, 2005

2. Forecast of Non-Consolidated Financial Performance (For the year ending March 31, 2006)

Yen in million (except for per share data)
Net sales	¥160,000
Operating income	7,000
Recurring profit	17,500
Net income	14,000
Dividend per share (At year end)	¥15.00
Dividend per share (Annual)	¥40.00
Net income per share *	¥96.89

* Nidec plans to implement a two-for-one split on its ordinary share effective November 18, 2005, for the shareholders of record as of September 30, 2005. The forecasted per-share value of annual net income reflects the stock split retroactive to April 1, 2005.

NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2005		2004		2005
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥7,781		¥18,323		¥9,944		(¥2,163)
Notes receivable	1,097		991		1,132		(35)
Accounts receivable	48,997		34,633		39,806		9,191
Inventories	3,623		2,711		2,584		1,039
Deferred income taxes	1,507		820		1,488		19
Short-term loans to affiliates	38,788		18,700		30,167		8,621
Other receivables	6,984		6,567		5,489		1,495
Other current assets	588		296		425		163
Allowance for doubtful accounts	(739)		(300)		(742)		3
Total current assets	108,626	38.1	82,741	33.8	90,293	34.5	18,333
Fixed assets:
Tangible assets	23,132	8.1	22,239	9.1	22,476	8.6	656
Buildings	10,110		8,918		8,720		1,390
Machinery and equipment	1,196		1,221		1,191		5
Land	9,920		9,947		9,987		(67)
Other	1,906		2,153		2,578		(672)
Intangible assets	142	0.1	201	0.1	133	0.1	9
Investments and other assets:	153,147	53.7	139,732	57.0	148,673	56.8	4,474
Investment securities	6,763		6,856		8,203		(1,440)
Investment securities of affaffiliates	131,462		120,243		125,145		6,317
Deferred income taxes	1,286		1,299		2,197		(911)
Other (investments)	14,180		11,858		13,671		509
Allowance for doubtful accounts	(544)		(524)		(543)		(1)
Total fixed assets	176,421	61.9	162,172	66.2	171,282	65.5	5,139
Total assets	¥285,047	100.0	¥244,913	100.0	¥261,575	100.0	¥23,472

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2005		2004		2005
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes payable	¥118		¥127		¥133		(¥15)
Accounts payable	31,099		24,909		27,078		4,021
Short-term borrowings	21,898		6,766		12,114		9,784
Current portion of convertible bonds	3,595		-		5,394		(1,799)
Accrued bonuses to employees	1,096		1,006		1,062		34
Other	7,610		5,502		6,169		1,441
Total current liabilities	65,416	23.0	38,310	15.7	51,950	19.9	13,466
Non-current liabilities:
Corporate bonds	30,000		30,000		30,000		-
Convertible bonds	-		9,264		-		-
Long-term debt	903		1,508		1,205		(302)
Accrued severance and benefit costs	1,094		827		998		96
Accrued retirement benefit to directors	-		531		107		(107)
Others	2,585		757		2,868		(283)
Total fixed liabilities	34,582	12.1	42,887	17.5	35,178	13.4	(596)
Total liabilities	99,998	35.1	81,197	33.2	87,128	33.3	12,870
Shareholders’ equity:
Common stock	62,173	21.8	59,122	24.1	61,180	23.4	993
Additional paid-in capital	66,395	23.3	63,343	25.9	65,403	25.0	992
Retained earnings	55,032	19.3	41,162	16.8	47,242	18.1	7,790
Legal reservel	721		720		721		-
Reserve for general purpose	41,650		33,150		33,150		8,500
Unappropriated retained earnings	12,661		7,292		13,371		(710)
Land revaluation reserve	(303)	(0.1)	(813)	(0.3)	(813)	(0.3)	510
Net unrealized loss on securities	1,922	0.7	1,041	0.4	1,583	0.6	339
Treasury stock	(170)	(0.1)	(139)	(0.1)	(148)	(0.1)	(22)
Total shareholders’ equity	185,049	64.9	163,716	66.8	174,447	66.7	10,602
Total liabilities and shareholders’ equity	¥285,047	100.0	¥244,913	100.0	¥261,575	100.0	¥23,472

2) Non-Consolidated Statement of Income

	Japanese yen (Millions)
	Six months ended September 30,				Increase or decrease	% increase	For the year ended March 31,
	2005		2004				2005
	Amount	%	Amount	%			Amount	%
Net sales	¥82,811	100.0	¥59,582	100.0	¥23,229	39.0	¥130,351	100.0
Cost of sales	72,170	87.2	52,716	88,5	19,454	36.9	114,841	88.1
Gross profit	10,641	12.8	6,866	11.5	3,775	55.0	15,510	11.9
Selling, general and administrative expenses	6,389	7.7	6,215	10.4	174	2.8	13,158	10.1
Operating income	4,252	5.1	651	1.1	3,601	553.1	2,352	1.8
Other income	8,388	10.1	5,817	9.7	2,571	44.2	11,903	9.1
Interest income	409		104		305		319
Dividend income	5,427		4,147		1,280		9,774
Foreign currency transaction gain	1,972		1,158		814		1,026
Other	580		408		172		784
Other expenses	344	0.4	559	0.9	(215)	(38.5)	787	0.6
Interest expenses	107		87		20		153
Interest on corporate bonds	13		37		(24)		64
Share issuance expense	-		322		(322)		322
Sales discount	91		51		40		112
Other	133		62		71		136
Recurring profit	12,296	14.8	5,909	9.9	6,387	108.1	13,468	10.3
Extraordinary gains	1,084	1.3	615	1.1	469	76.3	1,165	0.9
Gain from sale of fixed assets	3		43		(40)		43
Gain from sale of marketable securities	1,056		571		485		632
Gain from sale of investment in affiliates	-		1		(1)		1
Gain from reversal of allowance for doubtful accounts	17		-		17		-
Gain from reversal of provision for retirement allowances for directors and corporate auditors	8		-		8		382
Other	-		-		-		107
Extraordinary losses	120	0.1	172	0.3	(52)	(30.2)	1,030	0.8
Loss on disposal of property, plant and equipment	12		172		(160)		222
Loss on support of subsidiary	-		-		-		808
Loss on impairment	108		-		108		-
Income before income taxes	13,260	16.0	6,352	10.7	6,908	108.8	13,603	10.4
Income taxes (Current)	2,358	2.8	1,104	1.9	1,254		2,799	2.1
Income taxes (Deferred)	671	0.8	314	0.5	357		(1,621)	(1.2)
Net income	10,231	12.4	4,934	8.3	5,297	107.4	12,425	9.5
Retained earnings brought forward from previous period	2,940		2,246		694		2,247
Reversal of Land revaluation reserve	(510)		112		(622)		112
Dividend for the period	-		-		-		1,413
Unappropriated retained earnings for the period	¥12,661		¥7,292		¥5,369		¥13,371

3) Important Items Regarding the Basis of Preparation of Financial Statements

1. Valuation method of assets

a) Securities:

Investments in subsidiaries and affiliates:	Valuation at cost, with cost determined by the moving average method
Other securities with fair value:

Stated at fair value based on market price at end of the period

(Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value:	Stated at cost determined using the moving average method.

b) Derivatives: Stated at fair value

c) Valuation method of inventories:

Finished goods, materials, work in progress:	Stated at the lower of cost or market with cost determined using the moving average method
Supplies:	Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

(2) Intangible fixed assets: Straight-line method

With respect to goodwill, amortization is computed on the straight-line method over 5 years. (It is a longest amortization period, that is established by the Japanese commercial code.

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts:

Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees:

Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits:

Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

4. Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2005, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

a) Method of hedge: Forward exchange contracts

b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

(1) Accounting for consumption taxes: Computed by the net of tax method

(2) Application of consolidated taxation system

Nidec Corporation has adopted consolidated taxation system from this interim fiscal period ended September 30, 2005.

Change of Important Items Regarding the Basis of Preparation of Financial Statements

<Accounting for impairment of fixed assets>

Accounting standard on impairment of fixed assets and guideline for accounting of impairment of fixed assets based on the Japanese GAAP are adopted from this interim fiscal period ended September 30, 2005.

As a result, ¥108 million of impairment loss is reported as extraordinary losses. Based on revised regulations of interim financial statement, the impairment loss amount is recognized as decreases in each fixed assets.

Notes to the Non-Consolidated Balance Sheets

1. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
Accumulated depreciation of tangible assets	¥12,859	¥11,897	¥12,409

2. Contingent liabilities

Japanese yen (Millions)
	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
Amount of debt securities from bank loans	-	¥6,141	¥1,826
(Affiliated companies)
Nidec (Zhe jiang) Limited	-	(US$3,000 th.) 333	(US$3,000 th.) 322
Nidec Philippines Corporation	-	(US$38,900 th.) 4,320 312	(US$12,000 th.) 1,289
Nidec Precision Philippines Corporation	-	620	-
Nidec Tosok (Vietnam) Co., Ltd.	-	(US$3,005 th.) 334	-
Nidec (Dongguan) Limited	-	(US$2,000 th.) ¥222	(US$2,000 th.) ¥215

3. Handling of consumption tax

As of September 30, 2005

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of September 30, 2004

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of March 31, 2005

Not applicable.

Note to Non-Consolidated Statements of Income

1. Depreciation and amortization

	Japanese yen (Millions)
	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
Tangible assets	¥699	¥694	¥1,433
Intangible assets	21	79	158

2. Loss on impairment

As of September 30, 2005

Grouping unit of assets for impairment test is business entity basis. But regarding idle assets which are unforeseeable to use in the future, they are grouped individually.

Carrying amounts of idle assets, which are from closing of factories, are deducted to their recoverable value. The deducted amounts are recognized as “loss of impairment” (¥108million of extraordinary losses). The details are following.

Assets	Address	Loss of impairment
Building and others	Itabashi, Tokyo	¥41 million
Land	Mimasaka, Okayama	¥67 million

Recoverable value is calculated based on amount of available-for-sale. Market value is evaluated based on real-estate appraising and assessed value of fixed assets. Market value of assets that is difficult to sale or to divert is calculated as ¥0.

As of September 30, 2004

Not applicable.

As of March 31, 2005

Not applicable.

Notes to Marketable Securities

As of September 30, 2005

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥98,186	¥203,286	¥105,100
Investment in affiliates	-	-	-
Total	¥98,186	¥203,286	¥105,100

As of September 30, 2004

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥87,100	¥189,228	¥102,128
Investment in affiliates	-	-	-
Total	¥87,100	¥189,228	¥102,128

As of March 31, 2005

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥91,969	¥205,876	¥113,907
Investment in affiliates	-	-	-
Total	¥91,969	¥205,876	¥113,907

Increase of issued number of shares

	Number of shares to be issued	Offering price or conversion price	Amount of issue price to be accounted to stated capital
Increase in conversion of convertible debt	264,594	¥6,798.90	¥900 million
Increase by exercising of stock option	25,200	¥7,350	92 million
Total	289,794	-	¥992 million